SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 10 May 2011

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

InterContinental Hotels Group PLC
First Quarter Results to 31 March 2011

RevPAR growth driving significant increase in profits

Financial summaryº	2011	2010	% Change YoY
			Actual	CER²	CER² & excluding LDs³
Revenue	$396m	$362m	9%	9%	6%
Operating profit	$112m	$83m	35%	35%	23%
Total adjusted EPS	24.0¢	17.4¢	38%
Total basic EPS¹	24.0¢	18.8¢	28%
Net debt	$846m	$1,077m

Andrew Cosslett, Chief Executive of InterContinental Hotels Group PLC, said:
"We delivered a strong set of results in the first quarter.  Global revenue per available room (RevPAR) grew 6.9%, with 18.8% growth in Greater China and 8.4% in the US, the highest growth in the US since the second quarter 2006.  Underlying revenue growth of 6% was converted to 23% operating profit growth, reflecting good use of our scale and the efficiency of our business model.
"Our strategy to free up capital to drive growth for our brands is on track.  Post quarter end we sold two hotels in the US, with proceeds substantially above book value.  We have recently committed to enter into a joint venture with Duet Hotels to take Holiday Inn Express into India, developing 19 new hotels by 2016.
"During the quarter, we welcomed The Venetian and The Palazzo Las Vegas into our system as our first InterContinental Alliance Resorts, boosting room supply by almost 7,000 and we continue to look for further opportunities of this kind.
 "We remain confident about the outlook for the rest of the year. Demand for our brands continues to strengthen with both guests and hotel owners.  This is driving our performance and reinforcing our industry leading pipeline.  We are well positioned to take advantage of the gathering rate momentum we now see around the world.
"My time with IHG comes to a close on 30 June and I would like to thank all the people I've worked with over the past six years.  I now hand over the reins to Richard Solomons, confident that he and the excellent team we have in place will lead IHG to a bright future."

Driving Market Share
•	First quarter global RevPAR growth of 6.9%, including rate growth of 1.9%.
	-	Americas 7.7%; (includes US 8.4%); EMEA 3.0%; Asia Pacific 9.9%.
•	Total system size of 652,456 rooms (4,422 hotels), up 0.1% year on year.
	-	15,153 rooms (53 hotels) added, including 6,986 rooms (2 hotels) from the first InterContinental Alliance Resorts; and 9,858 rooms (68 hotels) removed.
	-	Signings of 8,399 rooms (63 hotels) were ahead of Q1 2010 and almost half were conversions. Total pipeline of 191,182 rooms (1,236 hotels) of which 26% are in Greater China.
	-	2011 net system growth will be modest as previously disclosed due to the final Holiday Inn relaunch exits.
•	Holiday Inn relaunch delivering strong results.
	-	Relaunch driving continued RevPAR outperformance, with the wider benefits clear as global core brand hotel signings are up 27% year on year.

Growing Margins
•	Continued cost control.
	-	Regional and central costs of $61m increased $2m on 2010 at constant currency ($4m as reported).
	-	At constant currency, and reflecting the current trading outlook, full year 2011 regional and central costs still expected to be in the region of $250m to $260m compared to $258m in 2010.

Current trading update
•	April global RevPAR up 4.9%, up 6.1% excluding Bahrain, Egypt and Japan.
	-	Americas 6.4%; (includes US 7.2%); EMEA 0.5%; Asia Pacific 5.3%.
•	c.$8m operating profit benefit in the rest of year from one individually significant liquidated damages receipt and cessation of depreciation on a hotel now held for sale.
•	Estimated operating profit impact in full year 2011 from events in Middle East, Japan and New Zealand of $15m to $20m.

º All figures are before exceptional items unless otherwise noted. See appendix 3 for analysis of financial headlines. ¹ After exceptional items.
² CER =constant exchange rates		³excluding $10m of significant liquidated damages receipts in 2011.

Regional Highlights
Americas - good growth in franchise profits
RevPAR increased 7.7%, including rate growth of 1.6%.  US RevPAR was up 8.4%, including rate growth of 2.0%.
Revenue increased 9% to $194m and operating profit increased 35% to $97m.  After adjusting for the owned hotel disposals in 2010 and excluding the impact of a $10m liquidated damages receipt in the managed business in 2011, revenue was up 9% and operating profit up 23% primarily driven by an 11% increase in franchise royalties.  A $3m decline in regional costs was due to timing of costs related to our self-insured healthcare benefit plan.
We signed 6,059 rooms (50 hotels) in the first quarter.  This was almost 1,300 rooms more than the same period in 2010, driven by Holiday Inn signings, demonstrating the continuing benefits of the relaunch. 11,812 rooms (42 hotels) were opened into the system, including 6,986 rooms at the Las Vegas Sands Venetian and Palazzo InterContinental Alliance Resorts, and the 513 room Holiday Inn Toronto, the brand's biggest hotel in Canada.

EMEA - continued strength in signings
RevPAR increased 3.0%, including rate growth of 1.6%.  RevPAR grew 4.2% excluding Egypt (10 hotels) and Bahrain (2 hotels) where the political unrest resulted in significant declines. In other Middle East markets RevPAR continued to grow, including 7.5% in Saudi Arabia and 2.4% in the United Arab Emirates.
Revenue increased 6% (4% at CER) to $95m and operating profit increased 10% (5% at CER) to $23m.  This was driven by good RevPAR growth at both the owned and leased and franchised hotels.  Managed operating profit declined $2m as the impact of unrest in the Middle East offset good growth in fees across Europe.
We signed 1,425 rooms (8 hotels) in the quarter, including Hotel Indigo Hamburg.  Crowne Plaza hotels accounted for half of the region's signings as well as three of its five hotel openings in the quarter.  These were in the key locations of Dubai (the third for the brand in the city), Geneva and also in Istanbul where we now have two Crowne Plaza hotels open and expect to add a further three by year end. This reinforces the strength of the brand across the EMEA region.

Asia Pacific - growth in rooms and RevPAR drives profits
RevPAR increased 9.9%, including rate growth of 4.8%.  Excluding Japan (33 hotels) where the earthquake and resultant events negatively impacted March growth, RevPAR grew 13.6%.  Greater China continues to be our strongest market with RevPAR up 18.8%, including rate growth of 9.9%.
Revenue increased 16% (13% at CER) to $80m and operating profit increased 39% to $25m.  This was predominantly driven by RevPAR growth and the contribution from a 6% year on year increase in rooms.
We signed 915 rooms (5 hotels) in the quarter, three of which were in Thailand including an InterContinental resort on the West coast of Koh Samui and a Hotel Indigo on Phuket Naithon beach.  In April we signed a further 7 deals, including three in India and three in Indonesia.  Key openings included the InterContinental Kuala Lumpur and Crowne Plaza West Hanoi, the first hotels opened under those brands in Malaysia and Vietnam respectively.

Capital recycling strategy driving growth
During 2011 we have started the initial marketing for sale of the InterContinental New York Barclay. Post quarter end we completed the disposal of Staybridge Suites Denver Cherry Creek and Holiday Inn Atlanta-Gwinnett Place to Summit Hotel Properties Inc for $17m, retaining the hotels under a long term license agreement and a management agreement respectively.
In line with our strategy to recycle capital to drive growth in our brands, we entered into a joint venture partnership with Duet India Hotels Group to develop 19 new Holiday Inn Express hotels across India (c.3,300 rooms) by 2016. We will invest through a 24% equity stake, making a multi-year investment of $30 million into the partnership.

Interest, tax and net debt
The interest charge for the period was $16m (Q1 2010: $15m).  Based on the position at the end of the quarter, the tax charge has been calculated using an estimated annual tax rate of 28% (Q1 2010: 27%).
Net debt was $846m at the end of the quarter (including the $207m finance lease on the InterContinental Boston).  This is down from $1.1bn at 31 March 2010 but up $103m on the year end position due to seasonal working capital movements including incentive payments.  This is expected to reverse for the full year 2011.

Appendix 1: RevPAR Movement Summary
	April 2011			Q1 2011
	RevPAR	Rate	Occupancy	RevPAR	Rate	Occupancy
Group	4.9%	1.1%	2.3%pts	6.9%	1.9%	2.8%pts
Americas	6.4%	1.9%	2.7%pts	7.7%	1.6%	3.3%pts
EMEA	0.5%	(2.0)%	1.6%pts	3.0%	1.6%	0.8%pts
Asia Pacific	5.3%	3.4%	1.2%pts	9.9%	4.8%	2.9%pts

Appendix 2: Q1 2011 System & Pipeline Summary (rooms)
	System					Pipeline
	Openings	Removals	Net	Total	YoY%	Signings	Total
Group	15,153	(9,858)	5,295	652,456	-	8,399	191,182
Americas	11,812	(6,920)	4,892	444,267	(1)%	6,059	92,425
EMEA	1,253	(1,067)	186	121,038	-	1,425	31,380
Asia Pacific	2,088	(1,871)	217	87,151	6%	915	67,377

Appendix 3: First quarter financial headlines
Three months to 31 March 2011 Operating Profit $m	Total		Americas		EMEA		Asia Pacific		Central
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Franchised	108	95	91	81	15	12	2	2	-	-
Managed	49	34	18	7	11	13	20	14	-	-
Owned & leased	16	11	(1)	(2)	6	5	11	8	-	-
Regional costs	(28)	(29)	(11)	(14)	(9)	(9)	(8)	(6)	-	-
Operating profit pre central costs	145	111	97	72	23	21	25	18	-	-
Central costs	(33)	(28)	-	-	-	-	-	-	(33)	(28)
Group Operating profit	112	83	97	72	23	21	25	18	(33)	(28)

Appendix 4: Constant exchange rate (CER) operating profit movement before exceptional items
	Total***		Americas		EMEA		Asia Pacific
	Actual currency*	CER**	Actual currency*	CER**	Actual currency*	CER**	Actual currency*	CER**
Growth/ (decline)	35%	35%	35%	35%	10%	5%	39%	39%
Exchange rates:
	GBP:USD	EUR:USD	* US dollar actual currency
2011	0.62	0.73	** Translated at constant 2010 exchange rates
2010	0.64	0.72	*** After central overheads

For further information, please contact:
Investor Relations (Heather Wood; Catherine Dolton):	+44 (0)1895 512176
Media Affairs (Leslie McGibbon, Kari Kerr):	+44 (0)1895 512425	+44 (0) 7770 736 849
High resolution images to accompany this announcement are available for the media to download free of charge from www.vismedia.co.uk. This includes profile shots of the key executives.

UK conference call and Q&A:
A conference call with Richard Solomons (Chief Financial Officer and Head of Commercial Development) will commence at 8.00am (London time) on Tuesday 10th May.  There will be an opportunity to ask questions.

International dial-in:	+44 (0)20 7108 6370
UK Toll Free	0808 238 6029
Passcode:	HOTEL
A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 2941#.
International dial-in:	+44 (0)20 7108 6281
UK Toll Free	0800 376 9029
US conference call and Q&A:
There will also be a conference call, primarily for US investors and analysts, at 10.00am (Eastern Standard Time) on 10th May with Richard Solomons (Chief Financial Officer and Head of Commercial Development).  There will be an opportunity to ask questions.

International dial-in:	+44 (0)20 7108 6370
Standard US dial-in:	+1 517 345 9004
US Toll Free:	866 692 5726
Conference ID:	HOTEL
A recording of the conference call will also be available for 7 days. To access this please dial the relevant number below and use the access number 3094#.
International dial-in:	+1 203 369 4724
US Toll Free:	866 851 2563
Website:
The full release and supplementary data will be available on our website from 7.00 am (London time) on 10 May. The web address is www.ihg.com/Q111. To watch a video of Richard Solomons reviewing our results visit our YouTube channel at www.youtube.com/ihgplc.

Notes to Editors:
InterContinental Hotels Group (IHG) [LON:IHG, NYSE:IHG (ADRs)] is a global company operating seven well-known hotel brands including InterContinental® Hotels & Resorts, Hotel Indigo®, Crowne Plaza® Hotels & Resorts, Holiday Inn® Hotels and Resorts, Holiday Inn Express®, Staybridge Suites® and Candlewood Suites® .  IHG also manages Priority Club® Rewards, the world's first and largest hotel loyalty programme with 58 million members worldwide.
IHG is the world's largest hotel group by number of rooms and IHG franchises, leases, manages or owns, through various subsidiaries, a portfolio of over 4,400 hotels and more than 652,000 guest rooms in 100 countries and territories around the world.
IHG has more than 1,200 hotels in its development pipeline and expects to recruit around 160,000 people worldwide over the next few years.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales.
IHG offers information and online reservations for all its hotel brands at http://www.ihg.com and information for the Priority Club Rewards programme at www.priorityclub.com. For our latest news visit www.ihg.com/media, Twitter www.twitter.com/ihgplc or YouTube http://www.youtube.com/ihgplc

Cautionary note regarding forward-looking statements:
This announcement contains certain forward-looking statements as defined under US law (Section 21E of the Securities Exchange Act of 1934).  These forward-looking statements can be identified by the fact that they do not relate to historical or current facts.  Forward-looking statements often use words such as 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe' or other words of similar meaning.  By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty.  There are a number of factors that could cause actual results and developments to differ materially from those expressed in or implied by, such forward-looking statements.  Factors that could affect the business and the financial results are described in 'Risk Factors' in the InterContinental Hotels Group PLC Annual report on Form 20-F filed with the United States Securities and Exchange Commission.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP INCOME STATEMENT
For the three months ended 31 March 2011

	3 months ended 31 March 2011			3 months ended 31 March 2010
	Before exceptional items	Exceptional items (note 7)	Total	Before exceptional items	Exceptional items (note 7)	Total
	$m	$m	$m	$m	$m	$m
Continuing operations

Revenue (note 3)	396	-	396	362	-	362
Cost of sales	(181)	-	(181)	(178)	-	(178)
Administrative expenses	(81)	(22)	(103)	(74)	(1)	(75)
Other operating income and expenses	4	9	13	1	-	1
	_____	____	____	_____	____	____
	138	(13)	125	111	(1)	110

Depreciation and amortisation	(26)	-	(26)	(28)	-	(28)
Impairment	-	11	11	-	(1)	(1)
	_____	____	____	_____	____	____

Operating profit (note 3)	112	(2)	110	83	(2)	81
Financial income	-	-	-	1	-	1
Financial expenses	(16)	-	(16)	(16)	-	(16)
	_____	____	____	_____	____	____

Profit before tax (note 3)	96	(2)	94	68	(2)	66

Tax (note 8)	(27)	2	(25)	(18)	4	(14)
	_____	____	____	_____	____	____
Profit for the period from continuing operations	69	-	69	50	2	52

Profit for the period from discontinued operations	-	-	-	-	2	2
	_____	____	____	_____	____	____
Profit for the period attributable to the equity holders of the parent	69	-	69	50	4	54
	====	====	====	====	====	====

Earnings per ordinary share (note 9)
Continuing operations:
Basic			24.0¢			18.1¢
Diluted			23.5¢			17.6¢
Adjusted	24.0¢			17.4¢
Adjusted diluted	23.5¢			16.9¢
Total operations:
Basic			24.0¢			18.8¢
Diluted			23.5¢			18.3¢
Adjusted	24.0¢			17.4¢
Adjusted diluted	23.5¢			16.9¢
	====		====	====		====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF COMPREHENSIVE INCOME
For the three months ended 31 March 2011

	2011 3 months ended 31 March $m	2010 3 months ended 31 March $m

Profit for the period	69	54

Other comprehensive income
Available-for-sale financial assets:
Gains on valuation	-	6
Losses reclassified to income on impairment	-	1
Cash flow hedges:
Losses arising during the period	-	(2)
Reclassified to financial expenses	2	2
Defined benefit pension plans:
Actuarial gains, net of related tax charge of $2m (2010 $1m)	12	7
Change in asset restriction on plans in surplus and liability in respect of funding commitments, including related tax charge of $2m (2010 $nil)	(4)	(3)
Exchange differences on retranslation of foreign operations	12	(21)
Tax related to pension contributions	2	1
	____	____
Other comprehensive income/(loss) for the period	24	(9)
	____	____
Total comprehensive income for the period attributable to equity holders of the parent	93	45
	====	====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CHANGES IN EQUITY
For the three months ended 31 March 2011

	3 months ended 31 March 2011
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	155	(2,659)	2,788	7	291

Total comprehensive income for the period	-	14	79	-	93
Issue of ordinary shares	4	-	-	-	4
Movement in shares in employee share trusts	-	23	(76)	-	(53)
Equity-settled share-based cost	-	-	7	-	7
Tax related to share schemes	-	-	5	-	5
Exchange and other adjustments	6	(6)	-	-	-
	____	____	____	____	____
At end of the period	165	(2,628)	2,803	7	347
	====	====	====	====	====

	3 months ended 31 March 2010
	Equity share capital	Other reserves*	Retained earnings	Non-controlling interest	Total equity
	$m	$m	$m	$m	$m

At beginning of the period	142	(2,649)	2,656	7	156

Total comprehensive income for the period	-	(14)	59	-	45
Issue of ordinary shares	9	-	-	-	9
Movement in shares in employee share trusts	-	(2)	(26)	-	(28)
Equity-settled share-based cost	-	-	2	-	2
Tax related to share schemes	-	-	4	-	4
Exchange and other adjustments	(9)	9	-	-	-
	____	____	____	____	____
At end of the period	142	(2,656)	2,695	7	188
	====	====	====	====	====

*	Other reserves comprise the capital redemption reserve, shares held by employee share trusts, other reserves, unrealised gains and losses reserve and currency translation reserve.

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF FINANCIAL POSITION
31 March 2011
	2011 31 March	2010 31 March	2010 31 December
	$m	$m	$m
ASSETS
Property, plant and equipment	1,456	1,767	1,690
Goodwill	93	83	92
Intangible assets	271	260	266
Investment in associates	46	44	43
Retirement benefit assets	6	18	5
Other financial assets	140	136	135
Deferred tax assets	133	90	79
	_____	_____	_____
Total non-current assets	2,145	2,398	2,310
	_____	_____	_____
Inventories	4	4	4
Trade and other receivables	416	373	371
Current tax receivable	5	37	13
Cash and cash equivalents	59	41	78
Other financial assets	-	3	-
	_____	_____	_____
Total current assets	484	458	466

Non-current assets classified as held for sale	269	-	-
	______	______	______
Total assets (note 3)	2,898	2,856	2,776
	=====	=====	=====
LIABILITIES
Loans and other borrowings	(17)	(104)	(18)
Derivative financial instruments	(3)	(10)	(6)
Trade and other payables	(651)	(658)	(722)
Provisions	(23)	(45)	(8)
Current tax payable	(141)	(165)	(167)
	_____	_____	_____
Total current liabilities	(835)	(982)	(921)
	_____	_____	_____
Loans and other borrowings	(875)	(977)	(776)
Derivative financial instruments	(27)	(39)	(38)
Retirement benefit obligations	(184)	(139)	(200)
Trade and other payables	(475)	(418)	(464)
Provisions	(3)	-	(2)
Deferred tax payable	(91)	(113)	(84)
	_____	_____	_____
Total non-current liabilities	(1,655)	(1,686)	(1,564)
Liabilities classified as held for sale	(61)	-	-
	_____	_____	_____
Total liabilities	(2,551)	(2,668)	(2,485)
	=====	=====	=====
Net assets	347	188	291
	=====	=====	=====
EQUITY
Equity share capital	165	142	155
Capital redemption reserve	10	10	10
Shares held by employee share trusts	(13)	(6)	(35)
Other reserves	(2,899)	(2,890)	(2,894)
Unrealised gains and losses reserve	51	35	49
Currency translation reserve	223	195	211
Retained earnings	2,803	2,695	2,788
	______	______	______
IHG shareholders' equity	340	181	284
Non-controlling interest	7	7	7
	______	______	______
Total equity	347	188	291
	=====	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
GROUP STATEMENT OF CASH FLOWS
For the three months ended 31 March 2011

	2011 3 months ended 31 March	2010 3 months ended 31 March
	$m	$m

Profit for the period	69	54
Adjustments for:
Net financial expenses	16	15
Income tax charge	25	14
Depreciation and amortisation	26	28
Exceptional operating items	2	2
Gain on disposal of assets, net of tax	-	(2)
Equity-settled share-based cost, net of payments	6	(2)
	_____	_____
Operating cash flow before movements in working capital	144	109
Net change in loyalty programme liability and System Fund surplus	45	30
Other changes in net working capital	(135)	(49)
Utilisation of provisions	(7)	(20)
Retirement benefit contributions, net of cost	(8)	(1)
Cash flows relating to exceptional operating items	(3)	(5)
	_____	_____
Cash flow from operations	36	64
Interest paid	(8)	(8)
Interest received	-	-
Tax paid on operating activities	(31)	(28)
	_____	_____
Net cash from operating activities	(3)	28
	_____	_____
Cash flow from investing activities
Purchases of property, plant and equipment	(8)	(5)
Purchase of intangible assets	(9)	(3)
Purchases of other financial assets	(12)	-
Purchases of associates	(2)	-
Disposal of assets, net of costs and cash disposed of	(1)	4
Proceeds from other financial assets	4	1
Tax received on disposals	-	2
	_____	_____
Net cash from investing activities	(28)	(1)
	_____	_____
Cash flow from financing activities
Proceeds from the issue of share capital	4	8
Purchase of own shares by employee share trusts	(57)	(23)
Increase/(decrease) in borrowings	70	(12)
	_____	_____
Net cash from financing activities	17	(27)
	_____	_____

Net movement in cash and cash equivalents in the period	(14)	-
Cash and cash equivalents at beginning of the period	78	40
Exchange rate effects	(5)	1
	_____	_____
Cash and cash equivalents at end of the period	59	41
	=====	=====

INTERCONTINENTAL HOTELS GROUP PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS

1.	Basis of preparation

These condensed interim financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority and IAS 34 'Interim Financial Reporting'. They have been prepared on a consistent basis using the accounting policies set out in the InterContinental Hotels Group PLC (the Group or IHG) Annual Report and Financial Statements for the year ended 31 December 2010.

These condensed interim financial statements are unaudited and do not constitute statutory accounts of the Group within the meaning of Section 435 of the Companies Act 2006. The auditors have carried out a review of the financial information in accordance with the guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board.

The financial information for the year ended 31 December 2010 has been extracted from the Group's published financial statements for that year which contain an unqualified audit report and which have been filed with the Registrar of Companies.

2.	Exchange rates

The results of operations have been translated into US dollars at the average rates of exchange for the period.  In the case of sterling, the translation rate for the three months ended 31 March is $1= £0.62 (2010 $1=£0.64).  In the case of the euro, the translation rate for the three months ended 31 March is $1 = €0.73 (2010 $1 = €0.72).

Assets and liabilities have been translated into US dollars at the rates of exchange on the last day of the period.  In the case of sterling, the translation rate is $1=£0.62 (2010 31 December $1 = £0.64, 31 March $1 = £0.66).  In the case of the euro, the translation rate is $1 = €0.70 (2010 31 December $1 = €0.75, 31 March $1 = €0.74).

3.	Segmental information
	Revenue
		2011	2010
		3 months ended 31 March	3 months ended 31 March
		$m	$m

	Americas (note 4)	194	178
	EMEA (note 5)	95	90
	Asia Pacific (note 6)	80	69
	Central	27	25
		____	____
	Total revenue	396	362
		====	====

	All results relate to continuing operations.

Profit	2011 3 months ended 31 March $m	2010 3 months ended 31 March $m

Americas (note 4)	97	72
EMEA (note 5)	23	21
Asia Pacific (note 6)	25	18
Central	(33)	(28)
	____	____
Reportable segments' operating profit	112	83
Exceptional operating items (note 7)	(2)	(2)
	____	____
Operating profit	110	81

Financial income	-	1
Financial expenses	(16)	(16)
	____	____
Profit before tax	94	66
	====	====

All results relate to continuing operations.

Assets	2011 31 March $m	2010 31 March $m	2010 31 December $m

Americas	930	997	891
EMEA	921	873	856
Asia Pacific	652	631	665
Central	198	187	194
	____	____	____
Segment assets	2,701	2,688	2,606

Unallocated assets:
Deferred tax assets	133	90	79
Current tax receivable	5	37	13
Cash and cash equivalents	59	41	78
	____	____	____
Total assets	2,898	2,856	2,776
	====	====	====

4.	Americas
		2011 3 months ended 31 March $m	2010 3 months ended 31 March $m
	Revenue
	Franchised	109	98
	Managed	38	29
	Owned and leased	47	51
		____	____
	Total	194	178
		====	====
	Operating profit
	Franchised	91	81
	Managed	18	7
	Owned and leased	(1)	(2)
	Regional overheads	(11)	(14)
		____	____
	Total	97	72
		====	====

All results relate to continuing operations.

5.	EMEA
		2011 3 months ended 31 March $m	2010 3 months ended 31 March $m
	Revenue
	Franchised	20	17
	Managed	29	29
	Owned and leased	46	44
		____	____
	Total	95	90
		====	====

	Operating profit
	Franchised	15	12
	Managed	11	13
	Owned and leased	6	5
	Regional overheads	(9)	(9)
		____	____
	Total	23	21
		====	====

All results relate to continuing operations.

6.	Asia Pacific
		2011 3 months ended 31 March $m	2010 3 months ended 31 March $m
	Revenue
	Franchised	3	3
	Managed	40	33
	Owned and leased	37	33
		____	____
	Total	80	69
		===	====
	Operating profit
	Franchised	2	2
	Managed	20	14
	Owned and leased	11	8
	Regional overheads	(8)	(6)
		____	____
	Total	25	18
		===	====

All results relate to continuing operations.

7.	Exceptional items
		2011 3 months ended 31 March $m	2010 3 months ended 31 March $m
	Continuing operations:

	Exceptional operating items
	Administrative expenses:
	Holiday Inn brand relaunch (a)	-	(1)
	Litigation provision (b)	(22)	-
		____	____
		(22)	(1)
	Other operating income:
	VAT refund (c)	9	-

	Impairment:
	Impairment of other financial assets (d)	-	(1)
	Reversal of previously recorded impairment (e)	11	-
		____	____
		(2)	(2)
		====	====
	Tax
	Tax on exceptional operating items	2	4
		____	____
		2	4
		====	====
	Discontinued operations:
	Gain on disposal of assets:
	Tax credit (f)	-	2
		____	____
		-	2
		====	====

Exceptional items
These items are treated as exceptional by reason of their size or nature.
a)	Related to costs incurred in support of the worldwide relaunch of the Holiday Inn brand family that was announced on 24 October 2007 and substantially completed in 2010.
b)
Estimate of the amount potentially payable in respect of a prior year claim following an unfavourable court judgement in the Americas on 23 February 2011.  Any final amount will not be known until the court process is complete.

c)	Arises in the UK and relates to periods prior to 1996.
d)	Related to available-for-sale equity investments and arose as a result of a prolonged decline in their fair value below cost.
e)
Relates to the reversal of an impairment charge recorded on a North American hotel where the expected sales proceeds less costs to sell supports the partial reversal of impairment previously charged in respect of the asset.  Subsequent to the period end, the hotel has met the 'held for sale' criteria of IFRS 5 'Non-current Assets Held for Sale and Discontinued Operations'.

f)	Related to tax refunded relating to the sale of a hotel in a prior year.

8.	Tax

The tax charge on the combined profit from continuing and discontinued operations, excluding the impact of exceptional items (note 7), has been calculated using an estimated effective annual tax rate of 28% (2010 27%) analysed as follows.

	2011	2011	2011	2010	2010	2010
3 months ended 31 March	Profit $m	Tax $m	Tax rate	Profit $m	Tax $m	Tax rate
Before exceptional items
Continuing operations	96	(27)	28%	68	(18)	27%

Exceptional items
Continuing operations	(2)	2		(2)	4
Discontinued operations	-	-		-	2
	____	____		____	____
	94	(25)		66	(12)
	====	====		====	====
Analysed as:
UK tax		(7)			(1)
Foreign tax		(18)			(11)
		____			____
		(25)			(12)
		====			====

By also excluding the effect of prior year items, the equivalent effective tax rate would be approximately 33% (2010 35%).  Prior year items have been treated as relating wholly to continuing operations.

9.	Earnings per ordinary share

Basic earnings per ordinary share is calculated by dividing the profit for the period available for IHG equity holders by the weighted average number of ordinary shares, excluding investment in own shares, in issue during the period.

Diluted earnings per ordinary share is calculated by adjusting basic earnings per ordinary share to reflect the notional exercise of the weighted average number of dilutive ordinary share options outstanding during the period.

Adjusted earnings per ordinary share is disclosed in order to show performance undistorted by exceptional items, to give a more meaningful comparison of the Group's performance.

3 months ended 31 March	2011	2011	2010	2010
	Continuing operations	Total	Continuing operations	Total
Basic earnings per ordinary share
Profit available for equity holders ($m)	69	69	52	54
Basic weighted average number of ordinary shares (millions)	288	288	287	287
Basic earnings per ordinary share (cents)	24.0	24.0	18.1	18.8
	====	====	====	====
Diluted earnings per ordinary share
Profit available for equity holders ($m)	69	69	52	54
Diluted weighted average number of ordinary shares (millions)	294	294	295	295
Diluted earnings per ordinary share (cents)	23.5	23.5	17.6	18.3
	====	====	====	====
Adjusted earnings per ordinary share
Profit available for equity holders ($m)	69	69	52	54
Adjusting items (note 7):
Exceptional operating items ($m)	2	2	2	2
Tax on exceptional operating items ($m)	(2)	(2)	(4)	(4)
Gain on disposal of assets, net of tax ($m)	-	-	-	(2)
	____	____	____	____
Adjusted earnings ($m)	69	69	50	50
Basic weighted average number of ordinary shares (millions)	288	288	287	287
Adjusted earnings per ordinary share (cents)	24.0	24.0	17.4	17.4
	====	====	====	====
Diluted weighted average number of ordinary shares (millions)	294	294	295	295
Adjusted diluted earnings per ordinary share (cents)	23.5	23.5	16.9	16.9
	====	====	====	====

Earnings per ordinary share from discontinued operations	2011 3 months ended 31 March cents per share	2010 3 months ended 31 March cents per share
Basic	-	0.7
Diluted	-	0.7
	====	====

The diluted weighted average number of ordinary shares is calculated as:
	2011 3 months ended 31 March millions	2010 3 months ended 31 March millions
Basic weighted average number of ordinary shares	288	287
Dilutive potential ordinary shares - employee share options	6	8
	____	____
	294	295
	====	====

10.	Net debt
		2011 31 March	2010 31 March	2010 31 December
		$m	$m	$m

	Cash and cash equivalents	59	41	78
	Loans and other borrowings - current	(17)	(104)	(18)
	Loans and other borrowings - non-current	(875)	(977)	(776)
	Derivatives hedging debt values*	(13)	(37)	(27)
		____	____	____
	Net debt	(846)	(1,077)	(743)
		====	====	====
	Finance lease liability included above	(207)	(205)	(206)
		====	====	====

*
Net debt includes the exchange element of the fair value of currency swaps that fix the value of the Group's £250m 6% bonds at $415m.  An equal and opposite exchange adjustment on the retranslation of the £250m 6% bonds is included in non-current loans and other borrowings.

11.	Movement in net debt
		2011 3 months ended 31 March	2010 3 months ended 31 March	2010 12 months ended 31 December
		$m	$m	$m

	Net (decrease)/increase in cash and cash equivalents	(14)	-	51
	Add back cash flows in respect of other components of net debt:
	(Increase)/decrease in borrowings	(70)	12	292
		____	____	____
	(Increase)/decrease in net debt arising from cash flows	(84)	12	343

	Non-cash movements:
	Finance lease liability	(1)	(1)	(2)
	Exchange and other adjustments	(18)	4	8
		____	____	____
	(Increase)/decrease in net debt	(103)	15	349

	Net debt at beginning of the period	(743)	(1,092)	(1,092)
		____	____	____
	Net debt at end of the period	(846)	(1,077)	(743)
		====	=====	====

12.	Dividends

The proposed final dividend of 35.2 cents per share for the year ended 31 December 2010 is not recognised in these accounts as it remains subject to approval at the Annual General Meeting to be held on 27 May 2011. If approved, the dividend will be paid on 3 June 2011 to shareholders who were registered on 25 March 2011 at an expected total cost of $102m.

13.	Capital commitments and contingencies

At 31 March 2011, the amount contracted for but not provided for in the financial statements for expenditure on property, plant and equipment and intangible assets was $18m (2010 31 December $14m, 31 March $3m).

At 31 March 2011, the Group had contingent liabilities of $1m (2010 31 December $8m, 31 March $15m) mainly relating to litigation claims.

In limited cases, the Group may provide performance guarantees to third-party owners to secure management contracts.  The maximum unprovided exposure under such guarantees is $76m (2010 31 December $90m, 31 March $99m).

From time to time, the Group is subject to legal proceedings the ultimate outcome of each being always subject to many uncertainties inherent in litigation.  The Group has also given warranties in respect of the disposal of certain of its former subsidiaries.  It is the view of the Directors that, other than to the extent that liabilities have been provided for in these financial statements, such legal proceedings and warranties are not expected to result in material financial loss to the Group.

INDEPENDENT REVIEW REPORT TO INTERCONTINENTAL HOTELS GROUP PLC

Introduction

We have been engaged by the Company to review the condensed set of financial statements in the interim financial report for the three months ended 31 March 2011 which comprises the Group income statement, Group statement of comprehensive income, Group statement of changes in equity, Group statement of financial position, Group statement of cash flows and the related notes 1 to 13.  We have read the other information contained in the interim financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

This report is made solely to the Company in accordance with guidance contained in ISRE 2410 (UK and Ireland) 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' Responsibilities

The interim financial report is the responsibility of, and has been approved by, the Directors.  The Directors are responsible for preparing the interim financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union.  The condensed set of financial statements included in this interim financial report has been prepared in accordance with International Accounting Standard 34, 'Interim Financial Reporting', as adopted by the European Union.

Our Responsibility

Our responsibility is to express to the Company a conclusion on the condensed set of financial statements in the interim financial report based on our review.

Scope of Review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom.  A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures.  A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit.  Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the three months ended 31 March 2011 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency  Rules of the United Kingdom's Financial Services Authority.

Ernst & Young LLP
London
9 May 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ C. Cox
Name:	C. COX
Title:	COMPANY SECRETARIAL OFFICER

Date:	10 May 2011